Exhibit (a)(5)(G)

Press Release

TNS Announces Final Results of Its Tender Offer
—Purchases 6,263,435 million shares—

RESTON, Va.—May 5, 2005—TNS, Inc. (NYSE: TNS) announced today the final results of its modified "Dutch" auction tender offer to purchase up to 9,000,000 shares of the company's common stock, which expired at 5:00 p.m., New York City time, on May 3, 2005.

Based on the final count by Wachovia Bank, the depositary for the tender offer, 6,263,435 shares of common stock were properly tendered and not withdrawn at a price at or below $18.50 per share, including shares that were tendered through notice of guaranteed delivery. Of the shares tendered, 6,000,000 shares were tendered by GTCR Golder Rauner L.L.C. and its affiliated investment funds. Accordingly, TNS has accepted for payment an aggregate of 6,263,435 shares at a purchase price of $18.50 per share. Because TNS has accepted all of the shares tendered at or below the $18.50 per share purchase price, there will not be any proration of shares accepted for payment. Payment for the shares accepted for purchase has been made to the depositary.

The shares accepted for purchase by the Company represent approximately 22.3% of the Company's outstanding shares of common stock. Upon completion of the tender offer, TNS has approximately 21,812,475 shares of common stock outstanding.

TNS has financed the tender offer and refinanced its existing debt by borrowing approximately $168 million under its amended and restated senior secured credit facility. Amounts borrowed under the facility will bear interest at a floating rate equal to the 1-month LIBOR plus 2.0% (or approximately 5.1%).

Jack McDonnell, TNS Chairman and CEO, commented, "I am very pleased with the success of the tender offer, which provided TNS with an opportunity to deliver value to participating shareholders while increasing the proportional ownership of our non-tendering shareholders."

Any questions with regard to the tender offer may be directed to The Altman Group, the information agent, at (888) 357-9212. The dealer manager for the tender offer was Lehman Brothers.

Cautionary Note Regarding Forward-looking Statements

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. The Company has attempted, whenever possible, to identify these forward-looking statements using words such as "may," "will," "should," "projects," "estimates," "expects," "plans," "intends," "anticipates," "believes," and variations of these words and similar expressions. Similarly, statements herein that describe the Company's business strategy, prospects, opportunities, outlook, objectives, plans, intentions or goals are also forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the Company's reliance upon a small number of customers for a significant portion of its revenue; competitive factors such as pricing pressures; the Company's ability to grow its business domestically and internationally by generating greater transaction volumes, acquiring new customers or developing new service offerings; fluctuations in the Company's quarterly results because of the seasonal nature of the business and other factors outside of the Company's control; the Company's ability to identify, execute or effectively integrate future acquisitions; the Company's ability to incur additional indebtedness or obtain future financing on acceptable terms given our anticipated outstanding borrowings under, and the financial and other restrictive covenants contained in, our proposed amended and restated senior secured credit facility; the Company's ability to adapt to changing technology; additional costs related to compliance with the Sarbanes-Oxley Act of 2002; any revised New York Stock Exchange listing standards; Securities and Exchange Commission (SEC) rule changes or other corporate governance issues; and other risk factors described in the Company's annual report on Form 10-K filed with the SEC on March 31, 2005. In addition, the statements in this press release are made as of May 5, 2005. The Company expects that subsequent events or developments will cause its views to change. The Company undertakes no obligation to update any of the forward-looking statements made herein, whether as a result of new information, future events, changes in expectations or otherwise. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to May 5, 2005.

About TNS

TNS is one of the leading providers of business-critical, cost-effective data communications services for transaction-oriented applications and operates through its wholly owned subsidiary Transaction Network Services, Inc. TNS provides rapid, reliable and secure transaction delivery platforms to enable transaction authorization and processing across several vertical markets and trading communities.

Since its inception in 1990, TNS has designed and implemented multiple data networks, each designed specifically for the transport of transaction-oriented data. TNS' networks support a variety of widely accepted communications protocols and are designed to be scalable and accessible by multiple methods. TNS' network technologies have been deployed in the United States and internationally, and TNS' networks have become preferred networks servicing the trading community, wireless and wireline carriers, and the card processing and dial-up automated teller machine markets. For further information about TNS, please refer to www.tnsi.com.

For more information please contact:

TNS, Inc. Investor Relations Pam Bentley, 703-453-8509 investorrelations@tnsi.com	Lippert/Heilshorn & Associates Jody Burfening/Carolyn Capaccio 212-838-3777

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